FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
UNDER the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number 001-15214

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110 - 12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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The documents listed below in this Section and filed as Exhibit 99.1 to this form 6-K is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into the registration statement filed by TransAlta Corporation on Form S-8 (Registration No. 333-101470) under the Securities Act of 1933, as amended.

99.1	TransAlta Corporation Stock Option Plan amended and restated effective January 1, 2017.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 13, 2016	TransAlta Corporation

By: /s/ Scott Jeffers
Name: Scott Jeffers
Title: Assistant Corporate Secretary

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EXHIBIT INDEX

99.1	TransAlta Corporation Stock Option Plan amended and restated effective January 1, 2017.

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